VIA EDGAR

March 31, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Dorrie Yale

Re: Republic Digital Acquisition Company

Registration Statement on Form S-1

Filed February 28, 2025

File No. 333-285386

Dear Ms. Lorenzo and Ms. Yale:

Republic Digital Acquisition Company (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 27, 2025 relating to the Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company with the Commission on February 28, 2025.

The Company is filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects responses to the comments received by the Staff and certain updated information.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	We refer to your disclosure here that the conversion of Class B ordinary shares may result in material dilution to your public shareholders due to anti-dilution rights of the Class B ordinary shares. Please revise to clarify that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering, as you explain elsewhere. Please also disclose the number of founder shares to be issued to your independent directors on the cover page. Please refer to Item 1602(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have provided additional disclosure on the cover page of the Amended Registration Statement.

Summary

Sponsor Information, page 11

2.	Please revise the table to also discuss the founder shares to be received by your directors, as you mention that each director will receive such shares. Refer to Item 1602(b)(6) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have added disclosure to the tables on pages 12 and 111 of the Amended Registration Statement.

3.	Please include a discussion of the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. In that regard, we note your reference on page 115 to your management team and their prior SPACs. Please refer to Item 1603(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that only Mr. Robert Matza, a director nominee, has any prior SPAC experience. Mr. Matza served as an independent director on two prior SPACs; however, he does not have a material interest in our sponsor, is not an affiliate of our sponsor, and is not an executive officer of the Company. The Company has expanded Mr. Matza’s biography on pages 6, 105 and 140 of the Amended Registration Statement to provide additional disclosure about the two prior SPACs for which he served as an independent director. None of our sponsor, its affiliates, or any promoters of the Company is involved with any other special purpose acquisition companies.

We may not be able to complete an initial business combination because such initial business combination may be subject to..., page 64

4.	Please revise to clarify whether any members of the sponsor are, or have substantial ties with, a non-U.S. person, and if so, please expand this risk factor to discuss this information.

Response: We acknowledge the Staff’s comment and have added disclosure on 65 of the Amended Registration Statement.

Underwriting, page 187

5.	We note your disclosure on page 23 that the private placement warrants to be purchased by Cantor Fitzgerald & Co. are deemed by FINRA to be underwriters’ compensation. Please revise to include the private placement warrants in tabular format in the underwriter’s compensation section. Refer to Item 508(e) of Regulation S-K.

Response: We acknowledge the Staff’s comment and added more disclosure to the table on page 189 of the Amended Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joseph Naggar
Joseph Naggar, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP